UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	000-31157 (Commission File Number)	23-2507402 (IRS Employer Identification No.)

720 Pennsylvania Drive, Exton, Pennsylvania (Address of principal executive offices)	19341 (Zip Code)

Relland Winand

Chief Financial Officer

(610) 646-9800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

In connection with complying with our reporting obligations under applicable law, we previously conducted an extensive reasonable country of origin inquiry (“RCOI”) on the source of our Conflict Minerals. Our RCOI was reasonably designed to determine whether the tantalum, tin, tungsten or gold (“Conflict Minerals”) contained in our products originated from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or was from recycled or scrap sources.

Based on our RCOI, as well as our subsequent and ongoing oversight of our direct suppliers’ compliance with related purchase order commitments (as further discussed below), we have no reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

As part of our RCOI, we solicited and received responses from and followed up with the over 300 direct suppliers that potentially sold products containing Conflict Minerals. As part of these efforts, we sent letters to these direct suppliers requesting that they and their suppliers complete the Conflict Minerals Reporting Template provided by the Responsible Minerals Initiative, formerly known as the Conflict-Free Sourcing Initiative. Our RCOI was designed to receive responses from all of our direct suppliers, and we have made a good faith effort to receive responses from all of our direct suppliers and have received responses from a majority of them, as well as from certain of our suppliers’ suppliers. During subsequent reporting periods, we have also sent letters to all of our new direct suppliers requesting that they and their suppliers complete the Conflict Minerals Reporting Template provided by the Responsible Minerals Initiative and received responses from the majority of those as well. Additionally, in order to ensure responses to the Conflict Minerals Reporting Template remain as up to date and accurate as possible, we require compliance with Rule 13p-1 and place an affirmative duty on our direct suppliers to update their previously submitted Conflict Minerals Reporting Template as conditions to purchase orders placed during the 2021 reporting period.

In addition to returning the Conflict Minerals Reporting Template, some of our suppliers returned certifications regarding the origin of their Conflict Minerals. Other suppliers submitted their Conflict Minerals policies, which prohibit the sourcing of Conflict Minerals from the Covered Countries or prohibit the souring of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. During the 2021 reporting period, none of our direct suppliers or our suppliers’ suppliers indicated that the Conflict Minerals contained in the products sold to us originated in the Covered Countries. To our knowledge, there is no contrary evidence or “red flags” that cast doubt on the representations made by our suppliers. Therefore, we have determined after our RCOI, reasonably designed and conducted in good faith, that we have no reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

This Specialized Disclosure Form (“Form SD”) is available under “Investor Relations” on our website: www.innovative-ss.com/. The information on this website is not incorporated by reference into this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

/s/ Relland Winand		May 25, 2022
By:	Relland Winand Chief Financial Officer

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